UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 31, 2014
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
On July 31, 2014, the Credit Suisse Financial Report 2Q14 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the sections of the attached Financial Report entitled “Dear shareholders”, “Investor information” and “Financial calendar and contacts”.
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and furnish or file quarterly reports, including unaudited interim financial information, and other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2013 (Credit Suisse 2013 20-F), the Group’s financial report for the first quarter of 2014, furnished to or filed with the SEC on Form 6-K on May 2, 2014, and the Group’s financial report for the second quarter of 2014, furnished to or filed with the SEC as Exhibit 99.1 hereto.
The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2013 20-F, and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information

Condensed consolidated financial statements
The Bank’s condensed consolidated financial statements – unaudited as of and for the six months ended June 30, 2014 and 2013 are attached as Exhibit 99.2 to this Form 6-K.

Operating and financial review and prospects

Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
The discussion of the Group’s Core Results for the six months ended June 30, 2014 compared to the six months ended June 30, 2013 is included in the Group’s Form 6-K filed with the SEC on July 31, 2014 and incorporated herein by reference. For further information on the differences between the Group and the Bank, refer to Note 30 – Subsidiary guarantee information in III – Condensed consolidated financial statements – unaudited in the Group’s financial report for the second quarter of 2014 (Credit Suisse Financial Report 2Q14).

Exhibits
No.      Description

12.1     Ratio of earnings to fixed charges

23.1     Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm

99.1     Credit Suisse Financial Report 2Q14

99.2     Credit Suisse (Bank) Financial Statements 6M14

101.1   Interactive data files (XBRL-related documents) – Credit Suisse AG

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

Date: July 31, 2014

By:

/s/ Brady W. Dougan

      Brady W. Dougan

      Chief Executive Officer

By:

/s/ David R. Mathers

      David R. Mathers

      Chief Financial Officer